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                      CONSOLIDATED EDISON COMPANY OF NEW YORK, INC.
                           RATIO OF EARNINGS TO FIXED CHARGES
                                   TWELVE MONTHS ENDED

                                 (Thousands of Dollars)



                                               JUNE             JUNE
                                               1994             1993
Earnings
  Net Income                                $  718,653       $  626,460

  Federal Income Tax                           385,880          211,190

  Federal Income Tax Deferred                   26,310          144,630

Investment Tax Credits Deferred                (10,760)         (13,200)

    Total Earnings Before
     Federal Income Tax                      1,120,083          969,080

Fixed Charges*                                 322,107          315,173

    Total Earnings Before Federal
     Income Tax and Fixed Charges           $1,442,190       $1,284,253



*Fixed Charges


Interest on Long-Term Debt                  $  272,505       $  270,127
Amortization of Debt Discount,
  Premium and Expenses                          11,053            5,831
Interest Component of Rentals                   18,442           18,736
Other Interest                                  20,107           20,479

  Total Fixed Charges                       $  322,107       $  315,173


Ratio of Earnings to Fixed Charges                4.48             4.07
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